EXHIBIT 4.32
Execution Copy
INSURANCE AGREEMENT
     INSURANCE AGREEMENT, dated November 30, 2005, among The Crystal Water Company of Danielson (“Crystal Water”), Connecticut Water Service Inc. (the “Holding Company”) and Financial Guaranty Insurance Company, a New York stock insurance company (“FGIC”).
     WHEREAS, pursuant to an Indenture of Trust, dated as of October 1, 2005 (the “Indenture”), between Connecticut Development Authority (the “Issuer”) and U.S. Bank National Association as trustee (the “Trustee”), the Issuer has issued $5,000,000 in aggregate principal amount of its Water Facilities Revenue Bonds (The Crystal Water Company of Danielson Project – 2005A Series) (the “Bonds”); and
     WHEREAS, the Crystal Water and the Issuer have entered into a Loan Agreement, dated as of October 1, 2005 (the “Loan Agreement”), pursuant to which Crystal Water is obligated to make loan payments sufficient to pay, among other items, debt service on the Bonds; and
     WHEREAS, the Holding Company and the Issuer have entered into a Guaranty, dated as of October 1, 2005 (the “Guaranty Agreement”), pursuant to which the Holding Company is obligated to make loan payments sufficient to pay, among other items, debt service on the Bonds to the extent the Crystal Water fails to make such payments; and
     WHEREAS, FGIC has issued its Financial Guaranty Insurance Policy (the “Policy”), which insures the scheduled payments of principal of and interest on the Bonds and payment of principal of and interest on the Bonds upon a Determination of Taxability (as defined in the Indenture) as specified in the Policy; and
     WHEREAS, Crystal Water and the Holding Company understand that FGIC expressly requires the delivery of this Agreement as part of the consideration for the delivery by FGIC of the Policy;
     NOW, THEREFORE, in consideration of the premises and of the agreements herein contained and of the execution and delivery of the Policy, Crystal Water, the Holding Company and FGIC agree as follows:
ARTICLE I
DEFINITIONS
     SECTION 1.01. Definitions. Except as otherwise expressly provided herein or unless the context otherwise requires, the terms that are capitalized herein shall have the meanings specified in the Indenture unless otherwise defined in Annex A hereto.

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ARTICLE II
PREMIUM AND REIMBURSEMENT OBLIGATIONS
OF THE COMPANY
     SECTION 2.01. Premium. In consideration of FGIC’s agreeing to issue the Policy hereunder, Crystal Water hereby agrees to pay FGIC the Premium at the times and in the amounts provided in the Commitment. To the extent that any such payment of the Premium is not paid when due, interest shall accrue on such unpaid amount at a rate equal to the Effective Interest Rate.
     SECTION 2.02. Reimbursement Obligation. Crystal Water and the Holding Company agree to reimburse Financial Guaranty, from any available funds, immediately and unconditionally upon demand, for any Policy Payment. To the extent that any such payment due hereunder is not paid when due, interest shall accrue on such unpaid amounts at a rate equal to the Effective Interest Rate. Following any such Policy Payment, the payment by Crystal Water and the Holding Company of the amount of principal of and/or interest on the obligations in respect of which such Policy Payment shall have been made shall satisfy and discharge, to the extent thereof, the corresponding obligations of Crystal Water and the Holding Company under this Section 2.02.
     SECTION 2.03. Unconditional Obligation. The obligations of Crystal Water and the Holding Company hereunder are absolute and unconditional and will be paid or performed strictly in accordance with this Agreement, irrespective of:
     (a) any lack of validity or enforceability of, or any amendment or other modification of, or waiver with respect to the Bonds, the Indenture, the Loan Agreement or any other bond financing document;
     (b) any exchange, release or nonperfection of any security interest in property securing the Bonds, the Indenture, the Loan Agreement or this Agreement or any obligations hereunder;
     (c) any circumstances that might otherwise constitute a defense available to, or discharge of, Crystal Water or the Holding Company with respect to the Bonds, the Indenture, this Agreement or the Loan Agreement; or
     (d) whether or not the obligations under the Bonds, the Indenture, this Agreement or the Loan Agreement are contingent or matured, disputed or undisputed, liquidated or unliquidated.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
     SECTION 3.01. Representations and Warranties of Crystal Water and the Holding Company.
     (a) Crystal Water makes the following representations as the basis for its undertakings herein contained:

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     (1) Crystal Water is a Connecticut corporation organized and existing under the laws of the State of Connecticut, and has the power to enter into and has duly authorized, by proper action, the execution and delivery of this Agreement, and the Loan Agreement (collectively, the “Company Documents”).
     (2) Neither the execution and delivery of any Company Document, the consummation of the transactions contemplated hereby and thereby, nor the fulfillment of or compliance with the terms and conditions hereof and thereof, conflicts with or results in a breach of any of the terms, conditions or provisions of Crystal Water organizational documents or of any material agreement or instrument to which Crystal Water is now a party or by which it is bound, or constitutes a default (with due notice or the passage of time or both) under any of the foregoing, or results in the creation or imposition of any prohibited lien, charge or encumbrance whatsoever upon any of the property or assets of Crystal Water under the terms of any material instrument or agreement to which Crystal Water is now a party or by which it is bound.
     (3) All certificates, approvals, permits and authorizations of applicable local governmental agencies, the State of Connecticut and the federal government that are necessary (i) for the due execution and delivery by Crystal Water of, and the performance by Crystal Water of its obligations under, each Company Document and (ii) for the operation and use of the capital projects being financed by the Bonds, in each case, have been obtained and continue in force, except, in the case of clause (ii), for such certificates, approvals, permits and authorizations the failure of which to obtain or to maintain in full force would not, individually or in the aggregate, materially and adversely affect the financial condition, assets, properties or operation of Crystal Water.
     (4) No event has occurred and no condition exists that would constitute an Event of Default under the Company Documents or to Crystal Water’s knowledge the Indenture or that, with the passing of time or with the giving of notice or both would become such an Event of Default.
     (5) The Company Documents have been executed and delivered by Crystal Water and are the legal, valid and binding obligations of Crystal Water, enforceable against Crystal Water in accordance with its terms, subject to laws with respect to bankruptcy and general principals of equity.
(b) The Holding Company makes the following representations as the basis for its undertakings herein contained:
     (1) The Holding Company is a Connecticut corporation organized and existing under the laws of the State of Connecticut and has the power to enter into and has duly authorized, by proper action, the execution and delivery of the Agreement, and the Guaranty Agreement;
     (2) Neither the execution and delivery of this Agreement or the Guaranty Agreement, the consummation of the transactions contemplated hereby and thereby, nor the fulfillment of or compliance with the terms and conditions hereof and thereof, conflicts with or results in a breach of any of the terms, conditions or provisions of the Holding Company’s organizational documents or of any material actions or of any material agreement or instrument to which the

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Company is now a party or by which it is bound, or constitutes a default (with due notice or the passage of time or both) under any of the foregoing, or results in the creation or imposition of any prohibited lien, charge or encumbrance whatsoever upon any of the property or assets of the Holding Company under the terms of any material instrument or agreement to which the Holding Company is now a party or by which it is bound.
     (3) All certificates, approvals, permits and authorizations of applicable local governmental agencies, the State of Connecticut and the federal government that are necessary for the due execution and delivery by the Holding Company of, and the performance by the Holding Company of its obligations under, this Agreement and the Guaranty Agreement have been obtained and continue in force.
     (4) No event has occurred and no condition exists that to the knowledge of the Holding Company would constitute an Event of Default (as defined in the Indenture, the Loan Agreement or hereunder) or that, with the passing of time or with the giving of notice or both would become such an Event of Default.
     (5) The Guaranty Agreement and this Agreement have been executed and delivered by the Holding Company and are the legal, valid and binding obligations of the Holding Company, enforceable against the Holding Company in accordance with its terms, subject to laws with respect to bankruptcy and general principals of equity.
(c) Crystal Water and the Holding Company make the following representations as the basis for their undertakings herein contained:
     (1) Except as disclosed in the Official Statement, dated November 16, 2005, delivered in connection with the issuance of the Bonds, (i) there is no action, suit, proceeding or investigation at law or in equity before or by any court or governmental agency or body pending or to their knowledge threatened against or affecting Crystal Water or the Holding Company that seeks to restrain or enjoin the issuance or delivery of the Bonds, or the collection of the payments to be made pursuant to the Indenture, the Bonds, any Company Document, the Guaranty Agreement or in any way contests or materially adversely affects the validity of the Bonds, the Indenture, any Company Document, the Guaranty Agreement or the resolutions of Crystal Water or the Holding Company relating to the Bonds, or contests or affects the powers of Crystal Water or the Holding Company to enter into or perform its obligations or consummate the transactions contemplated under any of the foregoing; and (ii) Crystal Water or the Holding Company are not in default with respect to any order or decree of any court or any order, regulation or demand of any federal, state, municipal or other governmental authority.
     (2) The financial statements of the Holding Company and its consolidated subsidiaries as at December 31, 2004 and September 30, 2005 contained in the Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2004 as filed with the SEC on March 30, 2005 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 as filed with the SEC on November 9, 2005, respectively, present fairly in all material respects the financial condition, results of operations and cash flows of the Holding Company and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein).

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Since September 30, 2005, there has been no material adverse change in the financial condition, assets, properties or operation of the Holding Company.
ARTICLE IV
COVENANTS
     SECTION 4.01. Consolidation, Merger and Transfer of Mortgaged Property.
     (a) Restructuring, Merger, Consolidation, Reorganization. Crystal Water (or any subsequent obligor on the Note) shall not merge, consolidate, restructure or reorganize with an entity without the prior written consent of FGIC, provided, however, Crystal Water (or any subsequent obligor on the Note) may merge, consolidate, restructure or reorganize with an entity without the prior written consent of FGIC either if (a) Crystal Water (or any subsequent obligor on the Note) continues to exist after such merger, consolidation, restructuring or reorganization and (i) Crystal Water (or any subsequent obligor on the Note) remains a public utility regulated by the appropriate regulatory body, (ii) Crystal Water (or any subsequent obligor on the Note) remains obligated to FGIC with respect to, and to make payments with respect to, the Bonds, the Note and the Company Documents and (iii) the Guaranty Agreement remains enforceable against the Holding Company or against an entity with a rating on its unenhanced long-term debt that is the same or higher than the rating on the unenhanced long-term debt of the Holding Company or (b) Crystal Water (or any subsequent obligor on the Note) is not the surviving entity after such merger, consolidation, restructuring or reorganization and (i) the surviving entity is a public utility regulated by the appropriate regulatory body, (ii) the surviving entity fully assumes all obligations to FGIC with respect to, and to make payments with respect to the Bonds, the Note and the Company Documents and (iii) the Guaranty Agreement remains enforceable against the Holding Company or against an entity with a rating on its unenhanced long-term debt that is the same or higher than the rating on the unenhanced long-term debt of the Holding Company. Notwithstanding the foregoing, if as a result of the merger, consolidation, restructuring or reorganization of Crystal Water (or any subsequent obligor on the Note) with an entity without the prior written consent of FGIC, the unenhanced rating on the Bonds is lower than investment grade by any Rating Agency then rating the Bonds or if any Rating Agency then rating the unenhanced Bonds ceases to rate the unenhanced Bonds, all obligations to FGIC with respect to, and all payments under, the Note and the Company Documents must be paid in full and the Bonds must be fully redeemed in accordance with the Indenture.
     (b) Sale of Assets of Crystal Water. Crystal Water (or any subsequent obligor on the Note) may sell or otherwise dispose of substantially all of the assets of Crystal Water (or any subsequent obligor on the Note) without the prior written consent of FGIC if (i) the transferee of such assets fully assumes all obligations under the Bonds, the Note and the Company Documents, (ii) the transferee is a public utility regulated by the appropriate regulatory body, (iii) the Guaranty Agreement remains enforceable against the Holding Company or an entity with a rating on its unenhanced long-term debt that is the same or higher than the rating on the unenhanced long-term debt of the Holding Company and (iv) the Bonds must have an unenhanced rating not lower than investment grade by any Rating Agency then rating the unenhanced Bonds. If Crystal Water (or any subsequent obligor on the Note) sells or otherwise disposes of substantially all of the assets of Crystal Water (or any subsequent obligor on the Note) without the prior written consent of FGIC and any of the conditions set forth in the

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previous sentence have not be met, then all obligations to FGIC with respect to, and all payments under, the Note and the Company Documents must be paid in full and the Bonds must be fully redeemed in accordance with the Indenture.
     (c) Sale of Assets of Connecticut Water Company. If upon, and as a result of, the sale or other disposition without the prior written consent of FGIC of an aggregate of 20% or more of the assets of Connecticut Water Company (or of any successor to the interests of Connecticut Water Company) based upon the historical book value of the assets sold as determined on the issuance date of the Bonds, the unenhanced rating on the bonds of the Connecticut Water Company issued on the same date as the Bonds is lower than investment grade by any Rating Agency then rating such bonds or if any Rating Agency then rating the unenhanced bonds ceases to rate the unenhanced bonds, then all obligations of Crystal Water to FGIC with respect to, and all payments under, the Note, the Insurance Agreement and the Loan Agreement must be paid in full and the Bonds must be fully redeemed in accordance with the Indenture.
     (d) Holding Company Restructuring, Merger, Consolidation, Reorganization or Sale of Assets. The Holding Company shall not merge, consolidate, restructure or reorganize with an entity or sell substantially all of its assets without the prior written consent of FGIC, provided, however, the Holding Company may merge, consolidate, restructure or reorganize with an entity or sell substantially all of its assets without the prior written consent of FGIC if (i) the obligor on the Note remains an entity that is a public utility regulated by the appropriate regulatory body and (ii) the Holding Company, any successor entity or the transferee of substantially all of the Holding Company’s assets is obligated on the Insurance Agreement and the Guaranty Agreement. Notwithstanding the foregoing, if the Holding Company merges, consolidates, restructures or reorganizes with an entity or sells substantially all of its assets without the prior written consent of FGIC and the unenhanced rating on the Bonds is lower than investment grade by any Rating Agency then rating the Bonds or if any Rating Agency then rating the unenhanced Bonds ceases to rate the unenhanced Bonds, all obligations to FGIC with respect to, and all payments under, the Note and Loan Agreement must be paid in full and the Bonds must be fully redeemed in accordance with the Indenture.
     (e) Upon the occurrence of an event specified in section 4.01 (a)(b)(c) or (d) Crystal Water and the Holding Company shall deliver to FGIC a certificate of the president or any vice president and an opinion of counsel acceptable to FGIC, each stating that such occurrence complies with this Section 4.01.
     (f) Upon the occurrence of an event specified in section 4.01(a), (b) or (d), the successor entity shall succeed to, and be substituted for, and may exercise every right and power under this Agreement with the same effect as if such successor had been named herein, and thereafter, the predecessor entity shall be relieved of all obligations and covenants hereunder.
     SECTION 4.02. Restrictions on Liens and Sale and Leaseback Transactions.
     (a) For so long as the Bonds are outstanding and FGIC has fully performed all of its obligations under the Policy, Crystal Water will not, nor will it permit any Significant Subsidiary to, (1) issue, incur, assume or permit to exist any Debt, if such Debt is secured by a Lien on any Principal Property (whether such Principal Property is now owned or hereafter acquired), unless

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the Company provides that the Bonds will be equally and ratably secured with such secured Debt or (2) incur or permit to exist any Attributable Debt in respect of Principal Property; provided, however, that the foregoing restriction shall not apply to:
     (i) to the extent Crystal Water or any Significant Subsidiary consolidates with, or merges with or into, another entity, Liens on the property of such entity securing Debt in existence on the date of such consolidation or merger, provided that such Debt and Liens were not created or incurred in anticipation of such consolidation or merger and that such Liens do not extend to cover any Principal Property;
     (ii) Liens existing on property hereafter acquired at the time of such acquisition, as long as the Lien was not created or incurred in anticipation thereof and does not extend to or cover any other Principal Property;
     (iii) Liens of any kind, including purchase money Liens, conditional sales agreements or title retention agreements and similar agreements, upon any property acquired, constructed, developed or improved by Crystal Water or any Significant Subsidiary (whether alone or in association with others) which do not exceed the cost or value of the property acquired, constructed, developed or improved and which are created prior to, at the time of, or within 12 months after such acquisition (or in the case of property constructed, developed or improved, within 12 months after the completion of such construction, development or improvement and commencement of full commercial operation of such property, whichever is later) to secure or provide for the payment of any part of the purchase price or cost thereof; provided that the Liens shall not extend to any Principal Property other than the property so acquired, constructed, developed or improved;
     (iv) Liens in favor of the United States, any state or any foreign country or any department, agency or instrumentality or political subdivision of any such jurisdiction to secure payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of constructing or improving the property subject to such Lien, including Liens related to governmental obligations the interest on which is tax-exempt under Section 103 of the Internal Revenue Code or any successor section of the Internal Revenue Code;
     (v) Liens in favor of Crystal Water, the Holding Company or one or more Significant Subsidiaries of the Crystal Water, the Holding Company, or one or more wholly-owned Subsidiaries of Crystal Water or the Holding Company or any of the foregoing combination; and
     (vi) replacements, extensions or renewals (or successive replacements, extensions or renewals), in whole or in part, of any Lien, or of any agreement, referred to above in clauses (i) through (v) inclusive, or replacements, extensions or renewals of the Debt secured thereby (to the extent that the amount of Debt secured by any such Lien is not increased from the amount originally so secured, plus any premium, interest, fee or expenses payable in connection with any replacements, refundings, refinancings, remarketings, extensions or renewals); provided that such replacement, extension or

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renewal is limited to all or a part of the same property (plus improvements thereon or additions or accessions thereto) that secured the Lien replaced, extended or renewed.
     (b) Notwithstanding the restriction in subsection (a) of this Section 4.02, Crystal Water or any Significant Subsidiary may (1) issue, incur or assume Debt secured by a Lien not described in clauses (i) through (vi) of subsection (a) above on any Principal Property now or hereafter owned without providing that the Bonds be equally and ratably secured with such Debt and (2) issue or permit to exist Attributable Debt in respect of Principal Property, in either case so long as the aggregate amount of such secured Debt and Attributable Debt, together with the aggregate amount of all other Debt secured by Liens not described in clauses (i) through (vi) of subsection (a) above then outstanding and all other Attributable Debt, does not exceed 10% of the Net Tangible Assets of Crystal Water, as determined by Crystal Water as of a month end not more than 90 days prior to the closing or consummation of the proposed transaction.
     (c) For purposes of determining compliance with this Section 4.02, in the event that any Lien at any time meets the criteria of more than one of the categories described in clauses (i) through (vi) above of Section 4.02(a), or is entitled to be created pursuant to Section 4.02(b), Crystal Water will be permitted to classify (and later reclassify) in whole or in part in its sole discretion such Lien in any manner that complies with this Section 4.02.
     (d) For purposes of determining compliance with any Dollar-denominated restriction on the incurrence of Debt secured by Liens on Principal Property, the Dollar-equivalent principal amount of Debt denominated in a foreign currency will be calculated based on the relevant currency exchange rate in effect on the date such Debt was incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided that if such Debt is incurred to refinance other Debt denominated in the same foreign currency, and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, the Dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of the refinancing Debt does not exceed the principal amount of the Debt being refinanced. Notwithstanding any other provision of this Section 4.02, the maximum amount of Debt secured by Liens on Principal Property that Crystal Water or any Significant Subsidiary may incur pursuant to this covenant will not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.
     (e) Except as provided in Section 4.02 hereof, while there are any Bonds Outstanding or any reimbursement obligations owed to FGIC, without the prior written consent of Financial Guaranty, Crystal Water will not permit, create, assume or suffer to be created or to exist any mortgage, lien, security interest, or encumbrance of any kind, upon, or pledge of, any of Crystal Water’s properties of any character, including real, personal, tangible and intangible properties and revenues, now owned or hereafter acquired, to secure any indebtedness without providing that the Bonds and the reimbursement obligations hereunder have the same security.
     SECTION 4.03. Liquidity Facility. If at any time the Bonds are converted into a mode, other than a long-term mode longer than five years or an auction mode, Crystal Water shall provide a Liquidity Facility to support the Bonds. The Liquidity Facility and the Liquidity

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Provider shall satisfy the terms set forth in Annex B hereto or shall otherwise be subject to the prior written approval of FGIC.
     SECTION 4.04. Covenant Merger. Notwithstanding anything in the foregoing covenants to the contrary, the foregoing covenants with respect to the Crystal Water Company Bonds shall no longer be applicable if Crystal Water is merged into, consolidated with or otherwise reorganized into the Connecticut Water Company. The covenants with respect to the Connecticut Water Company shall apply to the merged, consolidated or otherwise reorganized entity.
ARTICLE V
EVENTS OF DEFAULT; REMEDIES
     SECTION 5.01. Events of Default. The following events shall constitute Events of Default hereunder:
     (a) Crystal Water or the Holding Company shall fail to pay to FGIC any amount payable under Section 2.02 or 7.01 hereof and such failure shall have continued for a period in excess of ten days after receipt by Crystal Water or the Holding Company of written notice thereof;
     (b) Any representation or warranty made by Crystal Water or the Holding Company hereunder under any other Company Document, the Guaranty Agreement, or any statement in the application for the Policy or any written report, certificate, financial statement or other instrument provided in connection with the Commitment, the Policy, the Guaranty Agreement, or any Company Document shall have been materially false at the time when made;
     (c) Except as otherwise provided in this Section 5.01, Crystal Water or the Holding Company shall fail to perform any of its other obligations hereunder, provided that such failure continues for more than thirty days after receipt by Crystal Water or the Holding Company of written notice of such failure to perform;
     (d) Crystal Water or the Holding Company shall (i) voluntarily commence any proceeding or file any petition seeking relief under the United States Bankruptcy Code or any other Federal, state or foreign bankruptcy, insolvency or similar law, (ii) consent to the institution of, or fail to controvert in a timely and appropriate manner, any such proceeding or the filing of any such petition, (iii) apply for or consent to the appointment of a receiver, paying agent, custodian, sequestrator or similar official for Crystal Water or the Holding Company or for a substantial part of its property, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due; or
     (e) An involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of Crystal Water or the

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Holding Company, or of a substantial part of its property, under the United States Bankruptcy Code or any other Federal, state or foreign bankruptcy, insolvency or similar law or (ii) the appointment of a receiver, paying agent, custodian, sequestrator or similar official for Crystal Water or the Holding Company or for a substantial part of its property; and such proceeding or petition shall continue undismissed for forty-five (45) days or an order or decree approving or ordering any of the foregoing shall continue unstayed and in effect for thirty (30) days.
     SECTION 5.02. Remedies. If an Event of Default shall occur and be continuing, then FGIC may take whatever action at law or in equity may appear necessary or desirable, including, without limitation, legal action for the specific performance of any covenant made by Crystal Water or the Holding Company herein and any financing document and, to the extent applicable, the pursuit of remedies available under the Bonds, the Company Documents and the Guaranty Agreement to collect the amounts then due under this Agreement, or to enforce performance and observance of any obligation, agreement or covenant of Crystal Water or the Holding Company under the Bonds, Company Documents and the Guaranty Agreement. All rights and remedies of FGIC under this Section 5.02 are cumulative and the exercise of any one remedy does not preclude the exercise of one or more of the other available remedies under the Bonds, the Company Documents, the Indenture and the Guaranty Agreement, or now or hereafter existing at law or in equity. No delay or omission to exercise any right or power accruing under the Bonds, the Company Documents, the Indenture, the Guaranty Agreement, or any other financing document, or otherwise, upon the happening of any event set forth in Section 5.01, shall impair any such right or power or shall be construed to be a waiver thereof, but any such right and power may be exercised from time to time and as often as may be deemed expedient. In order to entitle FGIC to exercise any remedy reserved to FGIC in this Article, it shall not be necessary to give any notice, other than such notice as may be required by this Article.
ARTICLE VI
SETTLEMENT
     Financial Guaranty shall have the exclusive right to decide and determine whether any claim, liability, suit or judgment made or brought against Financial Guaranty on the Policy (a “Policy Claim”), shall or shall not be paid, compromised, resisted, defended, tried or appealed, and Financial Guaranty’s decision thereon, if made in good faith, shall be final and binding upon Crystal Water and the Holding Company. An itemized statement of payments made by Financial Guaranty, certified by an officer of Financial Guaranty, or the voucher or vouchers for such payments, shall be prima facie evidence of the liability of Crystal Water and the Holding Company.
ARTICLE VII
MISCELLANEOUS
     SECTION 7.01. Reimbursement of Costs and Expenses; Payments Generally.
     (a) Crystal Water and the Holding Company shall pay or reimburse FGIC for any and all charges, fees, costs, and expenses (including reasonable attorney’s fees) that FGIC may reasonably pay or incur in connection with the following: (i) the administration, enforcement, defense, or preservation of any rights or security hereunder or under any other transaction

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document; (ii) the pursuit of any remedies hereunder, under any other transaction document, or otherwise afforded by law or equity, (iii) any amendment, waiver, or other action hereunder or with respect to or related to any transaction document whether or not executed or completed; (iv) the violation by Crystal Water and the Holding Company of any law, rule, or regulation or any judgment, order or decree applicable to it; (v) any advances or payments made by FGIC to cure defaults of Crystal Water and the Holding Company under the transaction documents; or (vi) any litigation or other dispute in connection with this Agreement or any other transaction document, or the transactions contemplated hereby or thereby, other than amounts resulting from the failure of the FGIC to honor its payment obligations under the Policy. FGIC reserves the right to charge a reasonable fee as a condition to executing any amendment, waiver, or consent proposed in respect of any transaction document. The obligations of Crystal Water and the Holding Company to FGIC shall survive discharge and termination of the transaction documents. Crystal Water and the Holding Company’s obligations under this Section 7.01 shall be unconditional and shall be paid promptly upon receipt by the Company of demand therefor.
     (b) If any payment hereunder is specified to be made on a date that is not a Business Day, then such payment shall be made on the Business Day next succeeding the date originally specified for such payment.
     SECTION 7.02. Indemnification; Limitation of Liability.
     (a) In addition to any and all rights of indemnification or any other rights of FGIC pursuant hereto or under law or equity or under any financing document, Crystal Water and the Holding Company and any successors thereto agree to pay, and to protect, indemnify and save harmless, FGIC and its officers, directors, shareholders, employees, and agents, from and against any and all claims, losses, liabilities (including penalties), actions, suits, judgments, demands, damages, costs or reasonable expenses, including, without limitation, reasonable fees and expenses of attorneys, consultants and auditors and reasonable costs of investigations or obligations whatsoever paid by FGIC (herein collectively referred to as “Liabilities”) of any nature arising out of or relating to the transactions contemplated by the financing documents by reason of:
     (i) any untrue statement or alleged untrue statement of a material fact contained in the offering document or in any amendment or supplement thereto or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Liabilities arise out of or are based upon any such untrue statement or omission or allegation thereof based upon information which describes FGIC in the offering document set forth under the caption “Bond Insurance”, or in the financial statements of FGIC, including any information in any amendment or supplement to the offering document furnished by FGIC in writing expressly for use therein that amends or supplements such information;
     (ii) to the extent not covered by clause (i) above, any act or omission of Crystal Water and the Holding Company in connection with the offering, issuance, sale or delivery of the Bonds other than by reason of false or misleading information provided

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by FGIC in writing for inclusion in the offering document as specified in clause (i) above or the allegation thereof;
     (iii) the misfeasance or malfeasance of, or negligence or theft committed by, any director, officer, employee or agent of any of Crystal Water and the Holding Company; and
     (iv) any claim by any party other than the parties to be indemnified under this Section 7.02 arising out of any Event of Default under the Company Documents.
     (b) This indemnity provision shall survive the termination of this Agreement and shall survive until the statute of limitations has run on any causes of action which arise from one of these reasons and until all suits filed as a result thereof have been finally concluded. Any party which proposes to assert the right to be indemnified under this Section 7.02 will promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim is to be made against Crystal Water and the Holding Company under this Section 7.02, shall notify Crystal Water and the Holding Company of the commencement of such action, suit or proceeding, enclosing a copy of all papers served. In case any action, suit or proceeding shall be brought against any indemnified party and it shall notify Crystal Water and the Holding Company of the commencement thereof, Crystal Water and the Holding Company shall be entitled to participate in, and, to the extent that it shall wish, to assume the defense thereof, with counsel satisfactory to such indemnified party, and after notice from Crystal Water and the Holding Company to such indemnified party of its election so to assume the defense thereof, Crystal Water and the Holding Company shall not be liable to such indemnified party for any legal expenses other than reasonable costs of investigation subsequently incurred by such indemnified party in connection with the defense thereof. The indemnified party shall have the right to employ its counsel in any such action the defense of which is assumed by Crystal Water and the Holding Company in accordance with the terms of this subsection (b), but the fees and expenses of such counsel shall be at the expense of such indemnified party unless the employment of counsel by such indemnified party has been authorized by Crystal Water and the Holding Company, or unless there is a conflict of interest. Crystal Water and the Holding Company shall not under any circumstances be liable for any settlement of any action or claim effected without its prior written consent.
     SECTION 7.03. Exercise of Rights. No failure or delay on the part of FGIC to exercise any right, power or privilege under this Agreement and no course of dealing between FGIC Crystal Water and the Holding Company or any other party shall operate as a waiver of any such right, power or privilege, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly provided are cumulative and not exclusive of any rights or remedies which FGIC would otherwise have pursuant to law or equity. No notice to or demand on any party in any case shall entitle such party to any other or further notice or demand in similar or other circumstances, or constitute a waiver of the right of the other party to any other or further action in any circumstances without notice or demand.

EXHIBIT 4.32
     SECTION 7.04. Amendment and Waiver. Any provision of this Agreement may be amended, waived, supplemented, discharged or terminated only with the prior written consent of Crystal Water, the Holding Company and FGIC. Crystal Water and the Holding Company hereby agree that upon the written request of the Trustee, Financial Guaranty may make or consent to issue any substitute for the Policy to cure any ambiguity or formal defect or omission in such Policy which does not materially change the terms of such Policy or adversely affect the rights of the Holders, and this Agreement shall apply to such substituted Policy. Financial Guaranty agrees to deliver to Crystal Water and the Holding Company and to the company or companies, if any, rating the Bonds, a copy of such substituted Policy.
     SECTION 7.05. Payments. The payments due by Crystal Water under the Note and the Loan Agreement shall be structured such that moneys are deposited with the Bond Trustee five days in advance of debt service payments on the Bonds Insured.
     SECTION 7.06. Successors and Assigns; Descriptive Headings.
     (a) This Agreement shall bind, and the benefits thereof shall inure to, Crystal Water and the Holding Company and FGIC and their respective successors and assigns, so long as any Indenture is in full force and effect. Except pursuant to an event specified in Article IV herein, neither Crystal Water, the Holding Company nor FGIC may transfer or assign any or all of its rights and obligations hereunder without the prior written consent of the other party hereto and any such transfer or assignment without such written consent shall be void.
     (b) The descriptive headings of the various provisions of this Agreement are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.
     SECTION 7.07. Waiver. Crystal Water and the Holding Company waives any defense that this Agreement was executed subsequent to the date of the Policy, admitting and covenanting that such Policy was executed pursuant to Crystal Water and the Holding Company’s request and in reliance on Crystal Water and the Holding Company’s promise to execute this Agreement.
     SECTION 7.08. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements and understandings of the parties hereto with respect to the subject matter hereof, including but not limited to the Commitment.
     SECTION 7.09. Notices, Requests, Demands. Except as otherwise expressly provided herein, all written notices, requests, demands or other communications to or upon the respective parties hereto shall be deemed to have been given or made when actually received, or in the case of telecopier notice sent over a telecopier machine owned or operated by a party hereto, when sent, with confirmation of receipt, addressed as specified below or at such other address as either of the parties hereto may hereafter specify in writing to the other:
If to the Company:
The Crystal Water Company of Danielson

EXHIBIT 4.32
93 West Main Street
Clinton, Connecticut 06413
Attention: Vice President – Finance
and Chief Financial Officer
Fax No.: 860-669-9326
If to the Holding Company:
Connecticut Water Service Inc.
93 West Main Street
Clinton, Connecticut 06413
Attention: Vice President – Finance
and Chief Financial Officer
Fax No.: 860-669-9326
If to FGIC:
Financial Guaranty Insurance Company
125 Park Avenue
New York, New York 10017
Attention: Manager, Global Utilities
Fax No.: 212-312-3093
     SECTION 7.10. Survival of Representations and Warranties. All representations, warranties and obligations contained herein shall survive the execution and delivery of this Agreement and the Policy.
     SECTION 7.11. Governing Law. This Agreement and the rights and obligations of the parties under this Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York.
     SECTION 7.12. Counterparts. This Agreement may be executed in any number of copies and by the different parties hereto on the same or separate counterparts, each of which shall be deemed to be an original instrument. Complete counterparts of this Agreement shall be lodged with Crystal Water, the Holding Company and FGIC.
     SECTION 7.13. Severability. In the event any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.
     SECTION 7.14. Parties Interested Herein. Nothing in this Agreement expressed or implied is intended or shall be construed to confer upon, or to give or grant to, any person or entity, other than Crystal Water and the Holding Company and Financial Guaranty, any right, remedy or claim under or by reason of this Agreement or any covenant, condition or stipulation hereof, and all covenants, stipulations, promises and agreements in this Agreement contained by and on behalf of Crystal Water and the Holding Company shall be for the sole and exclusive benefit of Crystal Water and the Holding Company and Financial Guaranty.

EXHIBIT 4.32
     SECTION 7.15. Term. This Agreement shall expire upon the later of (i) the expiration of the Policy in accordance with the terms thereof, or (ii) the repayment in full to Financial Guaranty of any amounts due and owing to it by the Company under this Agreement or the Policy.

EXHIBIT 4.32
     IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

THE CRYSTAL WATER COMPANY OF DANIELSON

By:	/s/ David C. Benoit
David C. Benoit
Vice President – Finance and Chief Financial Officer

CONNECTICUT WATER SERVICE, INC.

By:	/s/ David C. Benoit
Daniel C. Benoit
Vice President – Finance and Chief Financial Officer

FINANCIAL GUARANTY INSURANCE COMPANY

By:	/s/ Paul R. Morrison Paul R. Morrison
Managing Director, International and Global Utilities

EXHIBIT 4.32
ANNEX A
DEFINITIONS
     For all purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires, all capitalized terms used herein and not otherwise defined shall have the same meaning as in the Indenture, and all other capitalized terms shall have the meaning as set out below.
     “Agreement” means this Insurance Agreement.
     “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with generally accepted accounting principles.
     “Bonds” has the meaning set forth in the first recital of this Agreement.
     “Commitment” means that certain letter, dated March 17, 2005 as amended on October 5, 2005 and on November 18, 2005, between Crystal Water, the Holding Company and FGIC.
     “Company Documents” has the meaning set forth in Article III(a).
     “Debt” means (A) indebtedness of Crystal Water or a Significant Subsidiary for borrowed money evidenced by a bond, debenture, note or other written instrument or agreement by which Crystal Water or a Significant Subsidiary is obligated to repay such borrowed money and (B) any guaranty by Crystal Water or a Significant Subsidiary of any such indebtedness of another Significant Subsidiary. “Debt” does not include, among other things, (w) indebtedness of Crystal Water or a Significant Subsidiary under any installment sale or conditional sale agreement or any other agreement relating to indebtedness for the deferred purchase price of property or services, or (x) any trade obligation (including obligations under power or other commodity purchase agreements and any hedges or derivatives associated therewith), or other obligations of Crystal Water or a Significant Subsidiary in the ordinary course of business, (y) obligations of Crystal Water or a Significant Subsidiary under any lease agreement (including any lease intended as security), whether or not such obligations are required to be capitalized on the balance sheet of Crystal Water or a Significant Subsidiary under generally accepted accounting principles.
     “Dollar” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debts.
     “Effective Interest Rate” means the lesser of the (i) the prime rate announced from time to time by Citibank, N.A., or (ii) the maximum rate of interest permitted by then applicable law.
     “Event of Default” shall mean the events of default set forth in Section 5.01 of this Agreement.

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EXHIBIT 4.32
     “Holder” or “Holders” means the Person in whose name a Bond is registered on the books kept and maintained by the Trustee for registration and transfer of the Bonds.
     “Indenture” has the meaning set forth in the first recital of this Agreement.
     “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, or any successor federal statute.
     “Lien” means any mortgage, deed of trust, pledge, security interest, encumbrance, easement, lease, reservation, restriction, servitude, charge or similar right and any other lien of any kind, including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof, and any defect, irregularity, exception or limitation in record title or, when the context so requires, any lien, claim or interest arising from any of the foregoing.
     “Loan Agreement” has the meaning set forth in the second recital of this Agreement.
     “Net Tangible Assets” means the total amount of Crystal Water’s assets determined on a consolidated basis in accordance with generally accepted accounting principles as of a date determined pursuant to Section 4.02, less (i) the sum of Crystal Water’s consolidated current liabilities determined in accordance with generally accepted accounting principles, and (ii) the amount of Crystal Water’s consolidated assets classified as intangible assets, determined in accordance with generally accepted accounting principles, including, but not limited to, such items as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense and regulatory assets carried as an asset on Crystal Water’s consolidated balance sheet.
     “Policy Claim” has the meaning set forth in Article VI.
     “Policy Payment” means any payment by FGIC pursuant to the terms of the Policy.
     “Premium” means the premium described in the Commitment and payable by Crystal Water to FGIC pursuant to Section 2.01 hereof.
     “Principal Property” means any property of Crystal Water or any Significant Subsidiary.
     “Significant Subsidiary” shall have the meaning specified in Rule 1-02(w) of Regulation S-X under the Securities Act of 1933, as amended.

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EXHIBIT 4.32
ANNEX B
LIQUIDITY FACILITY REQUIREMENTS
1.	Liquidity Provider Credit Ratings: The provider (the “Provider”) of a liquidity facility (the “Facility”) to be used to pay the purchase price of tendered variable rate bonds (the “Bonds”) shall be rated by both Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), and shall be of sufficient strength to cause the short-term ratings for the Bond issue to be A-1+ by S&P and VMIG-1 by Moody’s. Financial Guaranty will not deliver its bond insurance policy (the “Policy”) until such rating or ratings have been released. Any Provider whose long-term rating drops below A- (S&P) or A3 (Moody’s) shall be replaced at the request of Financial Guaranty.
2.	Initial Term of Facility: Minimum initial term of 364 days is acceptable so long as the notice of non-renewal (Section 9 hereof) provides adequate time for the Issuer to find a substitute facility and the authorizing document mechanics in the event of non-renewal provide for the Bonds to be tendered and the Facility to be drawn upon before expiration of the Facility.
3.	Renewals and Amendments: Any renewal on terms not identical to the terms of the initial (or then renewing) Facility, or with a different Provider, shall be subject to the prior written consent of Financial Guaranty. Financial Guaranty shall be provided with notice (and a copy) of all Facility renewals, amendments and supplements.
4.	(a) Immediate Termination Events. Upon the occurrence of only the following events, the Provider may terminate the Facility prior to the stated expiration date thereof without offering Bondholders one last opportunity to tender the Bonds to the Provider for purchase:
(i)	Policy Default. Failure by Financial Guaranty to pay principal and interest when, as and in the amounts required under the Policy, including interest at the “bank rate” due the Provider on disbursements under the Facility if such amount is included as interest on the Bonds under the terms of the Bonds;

(ii)	Payment Default Under Other Insurance. Any default by Financial Guaranty in making payment when, as and in the amounts required to be made pursuant to the express terms and provisions of any other municipal bond insurance policy or surety bond issued by Financial Guaranty;

(iii)	Nullity of Policy. The Policy for any reason ceases to be in full force and effect or is declared by a court of competent jurisdiction to be null and void, or Financial Guaranty denies that it has any further liability under the terms thereof; or

(iv)	Insolvency Proceeding Against Financial Guaranty. A proceeding has been instituted in a court having jurisdiction in the premises seeking an

EXHIBIT 4.32
order for relief, rehabilitation, reorganization, conservation, liquidation or dissolution in respect of Financial Guaranty under the Insurance Law of the State of New York or any successor provision thereto and such proceeding is not terminated for a period of 60 consecutive days or such court enters an order granting the relief sought in such proceeding.
(b)	Termination Event Requiring “One Last Put” Opportunity. Upon the occurrence of only the following events, the Provider may terminate the Facility prior to the stated expiration date thereof but must provide Bondholders with one last opportunity to tender their Bonds to the Provider for purchase prior to termination:
(i)	The financial strength rating assigned to Financial Guaranty or the rating assigned to securities insured by Financial Guaranty, as applicable, is withdrawn, suspended or reduced to A, A2 or A, or below by any two of S&P, Moody’s or Fitch, respectively.

(ii)	Failure of the Issuer to pay the Provider commitment fees for the Facility.
(c)	No Other Termination Events. The only events permitting termination of the Facility by the Provider prior to its stated expiration date are as specified in 4(a) and 4(b) above. In particular, neither failure by the issuer to comply with any covenants made by it in the Facility nor breach by the issuer of any representation or warranty made by it in the Facility nor continuation of such failure or breach following receipt by the issuer of notice thereof is a permissible event of termination. The sole remedy allowed to the Provider upon such an event of default shall be the ability to sue for specific performance.

(d)	Events Permitting Acceleration. Upon the occurrence of an event described in 4(a), the Provider may tender its Bonds to the issuer for immediate repurchase, and no limitations shall be imposed on the exercise by the Provider of any remedies available to it against the issuer (e.g., causing the issuer to accelerate its loan to the ultimate borrower of Bond proceeds) should the issuer default on any such repurchase obligation to the Provider.
5.	Conditions to Effectiveness of Facility:
(a)	As a condition to closing, Financial Guaranty may be required to provide its customary enforceability and disclosure opinion with respect to the Policy.

(b)	As a condition to the issuance of the Policy, an opinion of counsel to the Provider (including a separate opinion of foreign counsel in the case of a U.S. branch of a foreign bank) regarding corporate matters, validity, enforceability and such other matters as Financial Guaranty shall require, shall be addressed to (or shall be the subject of a reliance letter addressed to) Financial Guaranty.

EXHIBIT 4.32
6.	Form of Liquidity Facility: Either a letter of credit or a standby bond purchase agreement shall be acceptable.
7.	Parity Payments: (Applicable for revenue bond issues) The Facility shall provide that only the following amounts are payable on a parity with principal of and interest on the Bonds: (i) the Provider’s periodic commitment fee and (ii) interest on the Bonds held by the Provider calculated at the “provider rate.” All other amounts (e.g., “increased obligation of the debtor enforceable in accordance with its terms costs,” uninsured “claw-back” amount, penalty interest charges and indemnification amounts) shall be payable on a subordinated basis to payment of principal and interest on the Bonds, replenishment of any debt service reserve fund and payment of the fees of the trustee or paying agent for the Bonds (herein, the “Trustee”), and both the Facility and the authorizing document for the Bonds shall specifically so provide.
8.	Increased Costs: Any “increased costs” payable by the issuer pursuant to the Facility shall be subordinated to the payment of principal and interest on the Bonds, replenishment of any debt service reserve fund and payment of the fees of the Trustee, and the Facility shall expressly so provide. The Facility shall limit “increased costs” to increases in costs to the Provider or any participant of its obligations under the Facility as the result of the imposition, increase or applicability of any reserve, special deposit, capital adequacy or similar requirement against the obligations of the Provider or any participant under the Facility (other than as a result of the acts, omissions or financial condition of the Provider or such participant) due to any change in any law or regulation or in the interpretation thereof by any court or administrative or governmental authority charged with the administration thereof.
9.	Notice of Non-Renewal: The Provider shall be required to give not less than 30 days’ notice to the Trustee and Financial Guaranty before the Trustee under the authorizing document is required to give Bondholders notification to tender Bonds as a result of a non-renewal (“Non-Renewal Mandatory Tender”). (If the Trustee is required to send out a Mandatory Tender Notice 30 days prior to the Facility termination, the Provider will be required to give the Trustee notice of non-renewal 60 days prior to the expiration date of the Facility of its intention not to renew or extend the Facility.) Early termination pursuant to paragraph 4(b) above requires the same timing notification as described above. Early termination pursuant to paragraph 4(a) above requires no prior notice.
10.	Certain Mandatory Conversions to Fixed Rate: The Trustee shall commence the process required by the authorizing document to effect a mandatory conversion of the interest rate on the Bonds to a fixed rate (sufficient to accomplish the complete remarketing at par of all Bonds then held by the Provider) on or as soon as practicable after the termination date of the Facility, in the case of a termination pursuant to paragraph 4(a) or 4(b) and a Non-Renewal Mandatory Tender:
If such a remarketing cannot be effected, the Bonds shall continue to bear interest at the variable rate and the remarketing agent shall attempt at least weekly to convert the Bonds to a fixed interest rate sufficient to effect the remarketing at par of all Bonds then held by the Provider.

EXHIBIT 4.32
11.	Holding Periods: For amortization periods of less than 5 years, no amortization shall be permitted prior to the first anniversary of the date the tendered Bonds are purchased by the Provider. For amortization periods of 5 years or more, no amortization shall be permitted prior to 6 months from the date the tendered Bonds are purchased by the Provider. Whether during the term of the Facility or subsequent to the termination thereof, the Provider shall not be permitted to tender unremarketed Bonds to the issuer and shall be required to hold such Bonds for the periods and in accordance with the conditions set forth above (except that no holding period is required in the event of a termination of the Facility pursuant to 4(a) hereof). Financial Guaranty shall pay only principal and interest on the Bonds as scheduled, in accordance with the terms of the Policy, unless Financial Guaranty has provided, at the request of the Provider, an endorsement to its Policy to cover a special mandatory redemption under the authorizing document.
12.	Maximum Rates: The maximum rate payable for any interest payment period on the Bonds, whether or not held by or pledged to the Provider at such time, shall be the lesser of 10% per annum and the maximum rate permitted by applicable law (the “Cap Rate”).

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